Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, March 10, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) announces that following the announcement of the 2020 annual results of HUTCHMED on March 4, 2021, 2,656 American depositary shares (“ADS”) granted under the Long Term Incentive Plan (“LTIP”) on March 15, 2017 to Dr Weiguo Su were vested on March 9, 2021.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on March 15, 2017 under HUTCHMED's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,656 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2021-03-09
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has advanced ten cancer drug candidates from discovery into clinical studies around the world and has an extensive commercial infrastructure in its home market of China.  For more information, please visit: www.hutch-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500